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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                             BUSINESS RESOURCE GROUP
                       (NAME OF SUBJECT COMPANY (ISSUER))
                           BRG ACQUISITION CORPORATION
                                    (OFFEROR)
 BR HOLDINGS LLC, BUSINESS RESOURCE HOLDINGS, INC., THREE CITIES FUND III, L.P.
                              (OFFEROR AFFILIATES)
   (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER, OR OTHER
                                    PERSON))
                            ------------------------
                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                   12329K 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                 With copies to:

              J. WILLIAM UHRIG                     DAVID W. BERNSTEIN, ESQ.
        BRG ACQUISITION CORPORATION          CLIFFORD CHANCE ROGERS & WELLS LLP
      C/O THREE CITIES RESEARCH, INC.                  200 PARK AVENUE,
            650 MADISON AVENUE,                 NEW YORK, NEW YORK 10166-0153
          NEW YORK, NEW YORK 10022                     (212) 878-8000
              (212) 838-9660

  (NAME, ADDRESS AND TELEPHONE NO. OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                            CALCULATION OF FILING FEE

================================================================================
       TRANSACTION VALUATION                  AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
               N/A(1)                               $0.00(1)
================================================================================

(1) No filing fee is required pursuant to general instruction D of Schedule TO.

     / / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:        N/A             Filing Parties:       N/A
                        -------------------                    -----------------
Form or Registration No.:      N/A             Date Filed:           N/A
                        -------------------                    -----------------

     /x/ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     /x/  third-party tender offer subject to Rule 14d-1.
     / /  issuer tender offer subject to Rule 13e-4.
     /x/  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                     BRG ACQUISITION CORPORATION TO ACQUIRE
                             BUSINESS RESOURCE GROUP
                   IN A CASH TENDER OFFER FOR $9.25 PER SHARE

         New York, New York - July 7, 2000, BRG Acquisition Corporation and Business Resource Group (NASDAQ: BRGP) today jointly announced that they have executed a definitive merger agreement under which BRG Acquisition Corporation will commence a cash tender offer to acquire all of the outstanding shares of Business Resource Group, other than those owned by BRG Acquisition Corporation or its affiliates at the expiration of the offer, for $9.25 per share. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on August 7, 2000.

BRG Acquisition is wholly owned by BR Holdings LLC. BR Holdings is majority owned by investment funds advised by Three Cities Research, Inc.

If at least 51% of the Business Resource Group shares which BRG Acquisition or its affiliates do not own are tendered in response to the tender offer, BRG Acquisition will be merged into Business Resource Group in a cash merger in which shareholders will receive $9.25 per share, and Business Resource Group will become a subsidiary of BR Holdings. BR Holdings currently has commitments to acquire approximately 6% of the outstanding Business Resource Group shares prior to the expiration of the tender offer.

The merger agreement has been approved by the board of directors of Business Resource Group upon the recommendation of a committee of directors not affiliated with BRG Acquisition Corporation or its stockholders.

The cash tender offer of $9.25 for each Business Resource Group share represents a total value for Business Resource Group of approximately $46 million. The tender offer is not conditioned upon financing.

In connection with the transaction, the chief executive officer and three other senior officers of Business Resource Group have agreed to maintain an equity interest in the company after the completion of the transaction and have entered into employment agreements with BRG Acquisition that will take effect when the merger is completed.

John W. Peth, Business Resource Group president and chief executive officer stated "We believe that this transaction provides significant value to our existing stockholders. In addition, we are very excited about our new partnership with Three Cities. We believe that this relationship will enhance the company's market position and provide additional resources to help meet our long-term strategic objectives."

The Three Cities Funds are primarily engaged in making control investments in medium-sized companies, where its investment can lead to a meaningful, positive influence on the future direction of the enterprise.

Business Resource Group provides comprehensive, single-sourced workspace product and service solutions specializing in the cost-effective management of change in business facilities.

The tender offer described in this announcement has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities nor a recommendation with respect to the tender offer. The tender offer will be made only through an Offer to Purchase and related Letter of Transmittal. A tender offer statement on Schedule TO will be filed with the Securities and Exchange Commission ("SEC") by July 10, 2000, and a recommendation statement on Schedule 14D-9 will be filed with the SEC by Business Resource Group, in connection with the transaction. We urge Business Resource Group shareholders to read the tender offer statement and the recommendation statement when they become available because they contain important information. When the tender offer statement, recommendation statement and other documents are filed with the SEC, investors will be able to obtain copies of these documents and other filed documents relating to Business Resource Group and the transaction for free at the SEC's web site, www.sec.gov. In addition, copies of the tender offer statement and other documents relating to the transaction will be available free of charge from the offeror, BRG Acquisition Corp., at D.F. King & Co., Inc. 77 Water Street, New York, New York 10005 (800) 758-5378. Copies of the recommendation statement and other documents relating to Business Resource Group and to the transaction will be available free of charge from Business Resource Group at 2150 North First Street, Suite 101, San Jose, California 95131 (408) 325-3200.

THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS, AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES REFORM ACT OF 1995, INCLUDING WITHOUT LIMITATION, STATEMENTS CONCERNING EACH COMPANY'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES REGARDING THE FUTURE. BECAUSE SUCH STATEMENTS DEAL WITH FUTURE EVENTS, THEY ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM EACH COMPANY'S CURRENT EXPECTATIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DOCUMENT ARE BASED ON INFORMATION AVAILABLE TO EACH COMPANY AT THE DATE HEREOF, AND EACH COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. FURTHER RISKS ARE DETAILED IN BUSINESS RESOURCE GROUP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE SET FORTH IN BUSINESS RESOURCE GROUP'S MOST RECENT 10-K.


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